TransAlta Establishes Joint Venture

to construct a Natural Gas Pipeline in Western Australia

CALGARY, Alberta (January 15, 2014) – TransAlta Corporation (TSX: TA; NYSE: TAC) announced today that it, through a wholly owned subsidiary entity (TEC Pilbara), has formed an unincorporated joint venture with DBP Development Group (DDG), a wholly owned subsidiary of DUET Group (ASX: DUE). The joint venture is called the Fortescue River Gas Pipeline Joint Venture and its first project will be to build, own, and operate a $178 million natural gas pipeline from the Dampier to Bunbury Natural Gas Pipeline to TransAlta’s 125 MW dual-fuel power station at Fortescue Metals Group’s (ASX:FMG) Solomon Hub. TransAlta has a 43% interest in the joint venture.

“TransAlta’s business in Western Australia is focused on providing reliable, low cost power to its customers in the remote mining regions of the State,” said Dawn Farrell, President and Chief Executive Officer of TransAlta. “This joint venture brings together the strengths of two companies with extensive experience in Western Australia to provide lower costs and a key piece of energy infrastructure to Fortescue. The investment also provides an opportunity for future expansion in the Pilbara region and is consistent with TransAlta’s strategy of growing in its core regions and diversifying its cash flows.”

The Fortescue River Gas Pipeline is expected to be operational in early 2015, with construction of the 270 kilometer 16-inch pipeline to begin in July 2014. Once completed, the pipeline will supply natural gas to the TransAlta power station, which services Fortescue Metals Group’s mining operations at the Solomon Hub. It will be the longest gas pipeline built in Western Australia during the past 10 years. The pipeline is contracted to Fortescue under a 20 year agreement.

Western Australia is an important market for TransAlta, where it has been operating for more than 15 years. With six facilities totaling 425 MW of generating capacity, TransAlta has proven experience for providing reliable power to remote operations in the region.

About TransAlta:

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate geothermal, wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

Forward-Looking Statements:

This news release contains forward-looking statements about TransAlta’s objectives, plans, goals, intentions, strategies, prospects and opportunities. Forward-looking statements in this news release include statements relating to the construction and operation of a natural gas pipeline from the Dampier to Bunbury Natural Gas Pipeline to TransAlta’s power station at FMG’s Solomon Hub, including the timing for the construction and completion of the pipeline, and the investment’s potential for future expansion in the Pilbara region of Western Australia. These statements are subject to a number of risks and uncertainties that could cause actual plans, actions and results to differ materially from current expectations including, but not limited to, delays in the construction of the pipeline. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta’s expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For more information:

Investor inquiries:	Media inquiries:
Brent Ward	Stacey Hatcher
Director, Corporate Finance and Investor Relations	Senior Corporate Relations Advisor
Phone: 1-800-387-3598 in Canada and U.S.	Cell: 587-216-2242
Email: investor_relations@transalta.com	Toll-free media number: 1-855-255-9184
Alternate local number: 403-267-2540